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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019917

SEC FILE NUMBER
8- 16873

RECEIVED

MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. B. BURKE & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 EAST CENTER STREET
(No. and Street)

MANCHESTER, (City) CT (State) 06040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. B. BURKE (860) 643-6000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITTLESEY & HADLEY, P.C.
(Name — if individual, state last, first, middle name)

147 CHARTER OAK AVENUE (Address) HARTFORD, (City) CT (State) 06106 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, JOHN B. BURKE JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. B. BURKE & CO., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature] John B. Burke Jr.
Signature

President
Title

[signature] Angelica M. Mazza
Notary Public

ANGELICA M. MAZZA
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. B. BURKE & COMPANY

Accountants' Report

Financial Statements - December 31, 2001

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue

Hartford, Connecticut 06106

Phone: 860.522.3111

Fax: 860.524.4475

Email: whcpa@whcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
J. B. Burke & Company

We have audited the accompanying balance sheet of J. B. Burke & Company as of December 31, 2001 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. B. Burke & Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule 1 is presented for purposes of complying with the Securities Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Whittlesey & Hadley, P.C.

February 20, 2002

Exhibit A

J. B. BURKE & COMPANY

Balance Sheet

December 31, 2001

Assets

Cash	$	8,630
Investment in NASDAQ stock, at cost		3,300
Furniture and fixtures, at cost less accumulated depreciation of $2,500		240
	$	12,170

Liabilities and Stockholder's Equity

Liabilities:	$	-
Stockholder's equity:		
Common stock, no par value authorized and issued 4,000 shares		44,950
Paid in capital		2,500
Retained earnings/(deficit)		(21,180)
Treasury stock, at cost		(14,100)
Total stockholder's equity		12,170
	$	12,170

The accompanying notes are an integral part of the financial statements.

Exhibit B

J. B. BURKE & COMPANY

Statement of Income and Retained Earnings

For the year ended December 31, 2001

Revenue	$ 16,967
Operating expenses	16,272
Net income before taxes	695
Provision for state and federal income taxes, net of income tax benefit from utilization of tax loss carryforwards	-
Net income	695
Retained earnings/(deficit), beginning of year	(21,875)
Retained earnings/(deficit), end of year	$ (21,180)

The accompany notes are an integral part of the financial statements.

Exhibit C

J. B. BURKE & COMPANY

Statement of Cash Flows

For the year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	695
Cash, beginning of year		7,935
Cash, end of year	$	8,630

J. B. BURKE & COMPANY

Notes to Financial Statements

Note 1

Fixed assets and depreciation - Fixed assets are carried at cost. When assets are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is reflected in earnings. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income taxes - The Company follows the practice of recognizing items of income and expenses for tax return purposes in the same manner as financial statements.

Note 2

The Company, as a broker-dealer, is subject to the net capital rule adopted by the Securities and Exchange Commission (SEC). As of year end the Company's net capital exceeded the minimum capital required of $5,000.

Note 3

The Company does not have any customers and, accordingly, does not hold funds or securities for, or owe funds or securities to customers. Thus, the Company is exempt from SEC Rule 15c3-3.

Note 4

Investment in NASDAQ stock, acquired in 2000, is reported at cost value in that a ready market is not available.

J.B. BURKE & COMPANY

Reconciliation of Computation of Net Capital and Computation of Net Capital

Pursuant to Rule 17a-5(d) (4)

December 31, 2001

Reconciliation of Computation of Net Capital

Amount as previously reported in the Company's computation	$	8,630
Audit adjustments		-
Amount as adjusted	$	8,630

Computation of Net Capital

Total ownership equity	$	12,170
Less nonallowable assets		3,540
Net capital	$	8,630

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue

Hartford, Connecticut 06106

Phone: 860.522.3111

Fax: 860.524.4475

Email: whcpa@whcpa.com

To the Board of Directors
J. B. Burke & Company

We have audited the financial statements of J. B. Burke & Company for the period ended December 31, 2001 and have issued our report thereon dated February 20, 2002.

As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a-5 of the Securities and Exchange Commission.

Our study and evaluation of the Company's system of internal accounting control revealed no material inadequacies.

Whittlesey & Hadley, P.C.

February 20, 2002